Universal Safety Products, Inc.

11407 Cronhill Drive, Suite A

Owings Mills, MD 21117

October 5, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christopher Dunham and Dorrie Yale

Re:	Universal Safety Products, Inc. Request for Withdrawal of Registration Statement on Form S-1 File No. 333-297385

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Universal Safety Products, Inc. (the “Registrant”) hereby respectfully requests that the Registrant’s Registration Statement on Form S-1 (File No. 333-297385), together with all exhibits thereto (the “Registration Statement”), initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 10, 2026, be withdrawn, effective as of the date hereof. The Registrant is withdrawing the Registration Statement because it has determined not to proceed with the offering as currently contemplated in the Registration Statement. The Registrant confirms that the Registration Statement has not been declared effective and that no shares of the Registrant’s common stock have been sold in connection with the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Kenneth A. Schlesinger, Esq. at (212) 451-2252 or Spencer G. Feldman, Esq. at (212) 451-2234 of Olshan Frome Wolosky LLP, counsel to the Registrant, if you have any questions regarding this matter.

Sincerely,

/s/ James M. Turner
Name:	James M. Turner
Title:	General Counsel

Cc:	Kenneth A. Schlesinger, Esq.
Spencer G. Feldman, Esq.